United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: March 30, 2011

IR Contact Information ir@GRUMA.com (52)(81) 8399-3349
Monterrey, N.L., Mexico, March 30, 2011	www.GRUMA.com

GRUMA ANTICIPATED THE ADOPTION OF IFRS

Monterrey, N.L., Mexico, March 30, 2011 - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announces that it has decided to anticipate the adoption of the International Financial Reporting Standards (''IFRS'') as of the fiscal year commencing on January 1st, 2011. Also, the plan for the implementation of the IFRS that includes the detail on the work plan and transition activities, the information systems situation and the preliminary identification of the principal effects that such implementation will have in the financial statements is attached hereto.

The aforementioned pursuant to the third transitory provision of the amendment to the general dispositions applicable to issuers and other participants of the securities market (''disposiciones de caracter general aplicables a las emisoras de valores y a otros participantes del mercado de valores''), Published in the Official Gazette of the Federation on January 27, 2009.

REPORT REGARDING THE IMPLEMENTATION OF
INTERNATIONAL FINANCIAL REPORTING STANDARDS
GRUMA, S.A.B. DE C.V.

1) WORK PLAN AND TRANSITION ACTIVITIES

A) IDENTIFICATION OF PERSONNEL OR RESPONSIBLE AREAS

Brief description of the limitations to the services of PwC that will prevent us from infringe the provisions of article 84 of the ''Circular Unica de Emisoras''.

PricewaterhouseCoopers, S.C. (''PwC'') services included, in this project to advise Gruma S.A.B. de C.V. (''Gruma'') regarding the adoption of the International Financial Reporting Standards (''IFRS'') do not, at any time, contravene the restrictions established in article 83 of sole Issuer's Regulations ''Circular Unica'':

The main activities to be carried out by PwC advisors in all stages are limited to:

i. Diagnosis

(a) Analyze existing financial reports and assist Gruma's management to identify key low impact areas under IFRS;
(b) Provide general training on IFRS issues; and
(c) Analyze any possible impact on the organization caused by the adoption process to IFRS.

ii. Project Plan

(a) Help Gruma's administration with its meetings and conference calls to launch the project and make observations and provide know-how according to best practices;
(b) Give examples relevant to the corporate managing body structure and working plan, in similar conversion to IFRS situations, as well as the best industry practices to be considered by Gruma's administration to form its corporate administrative body and work plan;
(c) Revise and comment the adoption plan determined by management; and
(d) Give advice regarding the internal communication plan.

iii. Assessment components and financial statements

(a) Work along with Gruma's administration reviewing new accounting policies under IFRS;
(b) Provide a benchmark applicable to Gruma's industry;
(c) Discuss their current industry practices to prepare financial statements;
(d) Give general examples of financial statements and notes under IFRS to be considered by company's management;
(e) Work together with Gruma's administration to fulfill new and additional information requirements to change Gruma's accounting policies; and
(f) Assist Gruma's management in determining differences between IFRS and Mexican Financial Accounting Standards (known as NIF) with the best practices of the industry, sharing experiences of similar IFRS conversion projects, examining assessment components and documents of said differences prepared by Gruma's management and IFRS experts.

B) TRAINING

Implementation direct participants

Issuer's personnel	Beginning Date	Ending date	Courses given or to be given
Issuer's Relevant directors and officers: - Juan A. Quiroga (Gruma's Chief Corporate Officer) - Raúl Peláez (Chief Financial Officer) - Homero Huerta (Chief Administration Officer)	August 2009	July 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS norms affecting Gruma. 3) Course on initial adoption of IFRS1. 4) Course on the differences between MX GAAP vs IFRS.
Members of the Committees of the Board of Directors: - Javier Vélez B. (Audit Committee and Corporate Governance Committee) - Juan Diez Canedo (Audit and Corporate Governance Committees) - José de la Peña A. (Audit and Corporate Governance Committees)	August 2009	July 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS norms affecting Gruma. 3) Course on initial adoption of IFRS1.
Personnel in charge of preparing and presenting financial information under IFRS: - Jaime Cantú (Corporate – Comptrolling) - Héctor Treviño (Corporate – Comptrolling) - Rocío Pérez (Corporate – Comptrolling) - Carmen González (Corporate – Comptrolling) - Rodrigo Martínez (Corporate – Legal) - Rogelio Sánchez (Corporate – Investors Relations) - Edgar Salgado (Mexico – Management and Finance) - Joel Suárez (US – Administration and Finance) - Carlos Salas (Central America – Administration and Finance) - Francisco Yong (Europe – Administration and Finance) - Cosme Martínez (Asia/Oceania – Administration and Finance) - Martín Gutiérrez (Technology Division – Administration and Finance)	August 2009	August 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS rules affecting Gruma. 3) Course on initial adoption of IFRS1. 4) Course on the differences between MX GAAP vs IFRS. 5) Workshop to discuss and review in detail technical differences applicable to Gruma. 6) Workshop to review and explain Gruma's initial guidelines. 7) Specific training according to detected differences as to registration, assessment, presentation and disclosure.
Auxiliary Personnel: - Sergio Quiros Madrigal (Accounting) - Lorena Fonseca Zuñiga (Accounting) - Dan Burke (Accounting) - José Luis Torres Chirinos (Accounting) - Dalila Ibarra (Accounting)	February 2010	August 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS rules affecting Gruma. 3) Course on initial adoption of IFRS1. 4) Course on the differences

Implementation indirect participants

C) ACTIVITIES SCHEDULE

The Schedule of Activities presented in this paragraph has been approved by the Company's Audit Committee.

Date estimated for adoption:	January 1st 2011

Stage 1. Communication

Stage 2. Accounting and business impact assessment

Stage 3. Implementation and parallel preparation of financial statements under IFRS and the Mexican Accounting Standards

Completed Activities

2) INFORMATION SYSTEM SITUATION

After evaluating the impact of the conversion to IFRS in the generation of financial information processes, it was determined that IFRS didn't affect the information systems and only had effect in the data bases, mainly in the account catalog and in some accounting schedules.

3) PRELIMINARY IDENTIFICATION OF THE MAIN EFFECTS OF THE IMPLEMENTATION IN THE COMPANY'S FINANCIAL STATEMENTS:

     A)  Exemptions in the Adoption of IFRS.

The IFRS 1 ''First-time Adoption of International Financial Reporting Standards'' is the standard that must be applied when an entity prepare its first IFRS financial statements or its interim financial reports. The IFRS 1 allows certain exemptions of the general requirement of applying the IFRS in a retroactive manner to transition date.

GRUMA is applying the following exemptions:

i) Business Combination. - In accordance with IFRS 1, an entity can choose to not apply the IFRS 3 ''Business Combinations'' in a retroactive manner to the acquisitions made prior to the date of transition to IFRS.

Gruma adopts the exemption not to modify the historical records of business acquisitions made prior to the date of transition, January 1st 2010.

ii) Fixed assets and investment properties. - In accordance with IFRS the entity can opt for the measurement at an individual or total level of the item of Property, Plant and Equipment at fair value and use this fair value as a cost attributed at transition date. If they opt for this exemption it is not required in an obliged manner to subsequently revalue similar categories of assets of Property, Plant and Equipment. Likewise, an entity that adopts IFRS for the first time, can use as attributed cost the amount of the Properties, Plant and Equipment revalued according to their previous accounting principles at the transition date or before, providing that it is substantially comparable with: a) the fair value, or (b) the cost or depreciated cost according with IFRS adjusted to reflect changes in a general price index or specific index.

Gruma adopts the restated values, which currently has on its books, as the cost attributed to the transition date.

iii) Foreign currency translation. - The IAS 21 ''The effects of changes in foreign exchange rates'' requires than an entity: (a) recognizes some translation differences in comprehensive income and accumulates them as a separate component, and (b) reclassify the accumulated translation difference emerged in the disposition of a foreign business from patrimony to results as part of the loss or profit derived from the disposition.

Despite the previously mentioned, an entity that adopts IFRS for the first time does not need to comply with this requirement, in respect to the accumulated transaltion differences that exist at the transition date. If an entity that adopts IFRS for the first time makes use of the exemption: (a) the accumulated translation differences of all the foreign businesses will be considered null on the transition date, and (b) the gain or loss on subsequent disposal of any foreign operation shall exclude translation differences that arose before the transition date and shall include later translation differences that date.

Gruma adopts the exemption to take to the retained profits the translation effect on the transition date and start the calculation again.

B) Description of the main accounting impacts:

i) Recognition of the effects of the inflation. - In accordance with the guidelines of the MFRS B-10 the effects of the inflation in the financial information will be recognized when the accumulated inflation in the last three previous annual periods should exceed 26%.

In accordance with the International Accounting Standard (IAS 29) the recognition of the effects of the inflation applies when the accumulated inflation rate in three years exceeds 100%. For the before mentioned, under IFRS, Mexico is considered hyperinflationary economy until December 1997.

In Gruma, this difference in the regulation affects the intangible assets item, as eliminating at transition date the accumulated restatement that might have been generated subsequent to December 31, 1997, in its subsidiaries in Mexico.

ii) Deferred employees' statutory profit sharing (ESPS). According to the guidelines of the MFRS D-3, recognition of the deferred ESPS is required as an asset or liability. The calculation is made based on the comprehensive assets and liabilities method, similar to the calculations of the deferred income taxes.

The IFRS treats the recognition of the legal or assumed ESPS, without specifically requiring the recognition of the deferred ESPS.

Gruma takes to the retained profits the effect of canceling the liability for deferred ESPS.

iii) Debt issuance costs. - According with the Mexican standard, debt issuance costs are recognized as intangible assets when certain criteria are met. Additionally, in a modification to the conditions of a bank loan that differs less than 10% of the present value of the flows between the original credit and the modified one, the issuance costs incurred for the modified credit must be recognized in the results of the period.

In accordance with IFRS, debt issuance costs are recognized as part of the net balance of debt within the liability section. In the case of the issuance costs incurred by the modified credit, they are capitalized and amortized throughout the life of the modified liability.

At transition date, Gruma recognized debt issuance costs as part of the acquired debt, decreasing the bank loan value and increasing the accumulated profits. Additionally, debt issuance costs were reclassified from intangibles to bank loans.

iv) Financial Liabilities. - Mexican standard requires that liabilities be recorded at the value of the obligation plus accrued interest to date.

In accordance with the IFRS, the financial liabilities must be valued and recorded at its amortized cost, using the effective interest rate method which refers to the discount rate that exactly equals the estimated cash flows to pay throughout the expected life of the debt.

This meant to Gruma, at the transition date an increase in the bank liability and a reduction in the retained profits.

v) Advertising prepaid expenses. - In accordance with the Mexican standard, the expenses incurred in advertising are recognized in income as they are consumed or used, therefore, any prepaid expense will be carried as asset until it is used.
In accordance with the IFRS, expenses related with the production of advertising or catalogs are recognized in income when incurred. Expenses related with the communication of advertising are recognized until the commercials are issued or the insertions are made.

In Gruma, at transition date, the current asset decreased when canceling advertisement prepaid expenses and retained profits also decreased.

vi) Other Income-Expense. - The Mexican standard allows determining the operation income with the following: Sales, Cost of Sales and General Expenses, without including the items classified as Other Income-Expense.
According to IFRS, items included as ''Other Income - Expense'' are included in the determination of Operating Income, regardless of its unusual or infrequent nature.

Other differences exists between the Mexican standards and the IFRS, however, we consider that the differences listed in the preceding paragraphs describe the material impacts. Also described differences have been determined preliminarily by the administration of the Company, which could be modified once issued audited financial statements under IFRS.

As a result of the adoption of IFRS, the estimated effects as of January 1, 2010 in the main items of the statement of financial position are described below:

As of January 1, 2010 (in thousands of Mexican pesos)
	Mexican Financial Reporting Standards	Estimated effects of IFRS transition	IFRS
Current assets	$ 16,479,992	$ (162,305)	$ 16,317,688
Non-current assets	27,486,523	(425,561)	27,060,962
Total assets	$ 43,966,515	$ (587,866)	$ 43,378,649
Current liabilities	$ 8,949,593	$ (36,844)	$ 8,912,749
Long-term liabilities	23,205,359	(778,993)	22,426,366
Total liabilities	$ 31,154,952	$ (815,837)	$ 31,339,115
Total stockholders' equity	$ 11,811,563	$ 227,971	$ 12,039,534

GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.